

December 27, 2013

<u>Via E-mail</u>
Joseph Wm. Foran
Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway
Suite 1500
Dallas, TX 75240

> **Re:** **Matador Resources Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 1-35410**

Dear Mr. Foran:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Business</u>

<u>Estimated Proved Reserves, page 23</u>

1. We note you disclose on page 25 that a portion of the decrease in proved undeveloped (PUD) reserves is a result of the conversion of 0.4 million BOE of PUD reserves to proved developed reserves during 2012. In accordance with the guidance in Item 1203(c) of Regulation S-K, please also disclose the investments and progress made during the year to convert undeveloped reserves to developed reserves, including but not limited to capital expenditures.

2.   As of December 31, 2011, you reported estimated PUD reserves of 21.4 million
        BOE. Although you removed 16.3 million BOE of PUD natural gas reserves from your
        total proved reserves during 2012 as disclosed on page 24, you only converted 0.4 million
        BOE of PUD reserves to proved developed reserves during 2012. Tell us whether your
        PUDs will be converted within 5 years from the date of initial booking and explain your
        basis for such conclusion. As part of your response, provide a schedule by operating area
        (e.g., Eagle Ford, Haynesville, Cotton Valley, etc.) showing the initial booking dates for
        your PUD reserves, investments and progress made by year, and remaining investments
        and timeline to complete conversion of your PUD to developed reserves.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis

Overview, page 28

3.   We note you disclose on page 31 that during the second and third quarters of 2013, due to
        improved natural gas prices, you added 16.7 million BOE of PUD natural gas reserves in
        the Haynesville shale in Northwest Louisiana to your total proved reserves, 16.3 million
        BOE of which you had removed from your total proved reserves during 2012 due to
        declined natural gas prices.

        Tell us whether you have committed resources and adopted a development plan to
        support the rebooking of these reserves, in accordance with the guidance in Question
        131.04 of the Compliance and Disclosure Interpretations on Oil and Gas Rules. Provide
        a schedule showing your development and investment plan for each of the next five
        years, including a discussion of whether you have the ability to complete development at
        current costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and the Securities Exchange Act of 1934, and that they have provided all information
investors require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz *for*

Karl Hiller
Branch Chief